NO ACT

PE
1-10-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

February 23, 2012

Robert L. Kimball
Vinson & Elkins LLP
rkimball@velaw.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-23-12

Re: Southwest Airlines Co.
Incoming letter dated January 10, 2012

Dear Mr. Kimball:

This is in response to your letters dated January 10, 2012 and January 31, 2012 concerning the shareholder proposal submitted to Southwest by John Chevedden. We also have received letters on the proponent's behalf dated January 19, 2012 and February 13, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 23, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Southwest Airlines Co.
Incoming letter dated January 10, 2012

The proposal relates to written consent.

There appears to be some basis for your view that Southwest may exclude the proposal under rule 14a-8(h)(3). We note your representation that Southwest included the proponent's proposal in its proxy statement for its 2011 annual meeting, but that neither the proponent nor his representative presented the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to present the proposal. Under the circumstances, we will not recommend enforcement action to the Commission if Southwest omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). This response also will apply to any future submissions to Southwest by the same proponent with respect to an annual meeting held during calendar year 2013.

Sincerely,

Bryan J. Pitko
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

FARUQI & FARUQI, LLP
ATTORNEYS AT LAW
101 GREENWOOD AVENUE, SUITE 600
JENKINTOWN, PENNSYLVANIA 19046
(215) 277-5770
TELECOPIER: (215) 277-5771
WEBSITE: www.faruqilaw.com

February 13, 2012

VIA FEDERAL EXPRESS AND
EMAIL: ***shareholderproposals@SEC.gov***

Securities and Exchange Commission
Division of Chief Counsel
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

We are in receipt of the January 31, 2012 letter from Robert Kimball of Vinson & Elkins. As detailed in our prior letter of January 19, 2012, Mr. Chevedden has demonstrated good cause as to why his representative did not present his shareholder proposal at the Company's 2011 annual meeting of shareholders, which has been confirmed by the video provided by Southwest Airlines Co. ("SWA" or the "Company").

As confirmed at the shareholder meeting, SWA representatives immediately went to Proposal 4, completely bypassing Proposals 1-3, which is significant. Proposal 2 was the Company's "say on pay" proposal and Proposal 3 was the Company proposal on the frequency of its future "say on pay" proposals, both Dodd-Frank mandated new annual meeting ballot items. This, along with the Company representative's misspoken title of the proposal proffered by Mr. Chevedden, caused confusion on the part of Mr. Chevedden's representative. The Company has not justified its completely skipping the verbal presentation of the first three business items for the annual meeting, although the Company emphasized a standardized methodology in conducting its annual meetings for 8 years.

Ms. Grisz arrived 45 minutes early and even asked by name for Ms. Marilyn Post, Senior Company Attorney, and instead only a paralegal or less talked to Ms. Grisz. Ms. Grisz identified herself and indicated she was present to speak on behalf of Mr. Chevedden regarding Proposal 5. She was not asked to sign in. The Company now takes the position that this failure was significant. Ms. Grisz was also told that she didn't need to talk to Ms. Post and should instead find a seat. Southwest failed to advise whether it gave any briefing on the annual meeting procedure whatsoever to Mr. Grisz other than to take a seat.

The Company also claims that the Rule 14a-8 proposal was announced with no less prominence that any other matter at the meeting. To the contrary, the Chairman lavishly announced the name of the audit firm and the names of its employees seven times before they were given an opportunity to speak. This created the impression that when a person was to be given the opportunity to speak at the annual meeting, Mr. Kelly would mention names repeatedly.

The Company, which emphasizes annual meeting standardization, fails to disclose whether it routinely omits verbal presentation of all ballot items except the auditors and Rule 14a-8 proposals. Nor does the Company disclose whether it had printed rules of conduct at the annual meeting which listed the five ballot items.

Neither Mr. Chevedden, nor the name of his representative was even mentioned once. Once Proposal 5 was mentioned, there was a pause of only 4 seconds, according to the timer on the audiotape. Yet now, the Company blames Ms. Grisz for not interrupting Mr. Kelly later during the annual meeting.

It is interesting that the Chairman hesitates between saying "number" and saying "five," but then he goes right on without hesitation or correction in uniquely misidentifying the proposal as the illogical single majority vote proposal. There is no Company account of whether the Chairman ever realized his error or felt any fiduciary duty to correct his error. And apparently no Company employee or director made any verbal correction during the remaining 35 minutes of the meeting and the Company and its directors did not have any sense of fiduciary duty to correct that error in the remaining 35 minutes of the meeting or even note the discrepancy between the annual meeting audio recording and the description of the Proposal in the Company's 8-K filing.

The Company has failed to provide any precedent of no action relief granted when a Rule 14a-8 proposal was misidentified by the chairman of the company. Moreover, the Company provides no precedent of no action relief granted when a company failed to announce three preceding ballot items at an annual meeting.

Moreover, and more importantly, Mr. Chevedden's proposal sought to amend the Company's bylaws, mandating that each shareholder vote calling for a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal. SWA confirmed on May 24, 2011 that SWA shareholders voted *in favor* of Mr. Chevedden's proposal. Thus, despite SWA's arguments, the Proposal was approved, and Mr. Chevedden provided a valuable corporate governance service for the Company's shareholders. Southwest fails to establish good cause and exclusion of Mr. Chevedden's proposal for the 2012 annual meeting, and any proposal he may choose to submit in 2013, is not warranted under the circumstances of this matter.

Very Truly Yours,

Jacob A. Goldberg / pgs

Jacob A. Goldberg

cc: Robert L. Kimball, rkimball@velaw.com
Mark Shaw, mshaw@wnco.com
John Chevedden, FISMA & OMB Memorandum M-07-16 ***

Vinson&Elkins

Robert L. Kimball rkimball@velaw.com
Tel 214.220.7860 Fax 214.999.7860

January 31, 2012

By Email and Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Southwest Airlines Co. No-Action Request Dated January 10, 2012

Ladies and Gentleman:

On behalf of our client Southwest Airlines Co., a Texas corporation (the "Company"), we are submitting this letter in response to the January 19, 2012 letter from Jacob A. Goldberg of Faruqi & Faruqi, LLP to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") on behalf of John Chevedden, a shareholder of the Company ("Proponent's letter"). In our letter to the Staff dated January 10, 2012, we requested that the Staff concur with the Company's view that it may exclude the shareholder proposal submitted by Mr. Chevedden on December 7, 2011 with respect to the Company's 2012 annual meeting of shareholders as well as any shareholder proposal submitted by or on behalf of Mr. Chevedden with respect to the Company's 2013 annual meeting of shareholders (collectively, the "Proposals") under Rule 14a-8(h)(3) of Regulation 14A promulgated under the Securities Exchange Act of 1934 because Mr. Chevedden has been unable to show good cause as to why his 2011 shareholder proposal was not properly presented by him or his qualified representative at the Company's 2011 annual meeting of shareholders.

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008), we are submitting this letter and the exhibit hereto to the Staff electronically via email to shareholderproposals@sec.gov. A copy of this submission is also being sent simultaneously to Mr. Chevedden and Mr. Goldberg by email.

I. Mr. Chevedden Has Acknowledged the Company's Version of Key Events.

In Proponent's letter, Mr. Chevedden and his counsel have explicitly acknowledged the Company's version of key events that transpired at the 2011 annual meeting. Proponent's letter confirms the following:

(1) Mr. Chevedden's purported representative, Ms. Taryn Grisz, did not sign the meeting register upon entry, and only did so following the conclusion of the meeting.

(2) The chairman of the meeting presented Mr. Chevedden's proposal with no less prominence than any other matter before the meeting. Not only does Proponent's letter acknowledge that "...the chairman submitted the Proposal in the same manner as he submitted the meeting's other business, including the election of directors and the approval of the Company's independent auditor," but in fact, the proposal was purposefully given more prominence due to its nature.

(3) Ms. Grisz failed to stand and present the proposal when the opportunity to do so was afforded to her by the chairman of the meeting. In fact, the letter states that Ms. Grisz had "miss[ed] her opportunity to speak."

(4) Despite being given multiple opportunities to do so, at no point during the meeting did Ms. Grisz attempt to get the attention of the chairman of the meeting, another person at the podium, anyone holding a microphone for shareholder use or anyone at the table at which the inspector of election was seated. Her only communication was with a member of the Company's investor relations team (whom the letter incorrectly identifies as Helen Bateman).

(5) Ms. Grisz left the meeting and failed to return to the meeting room until the meeting was being adjourned, more than 30 minutes after she first exited the room.

(6) Neither Mr. Chevedden nor Mr. Goldberg (or any other attorney for or representative of Mr. Chevedden) was present at the meeting. In fact, the letter confirms that Ms. Grisz left the meeting room to contact Mr. Chevedden by phone.

We believe that these facts make clear that the Company's version of events as presented to the Staff in our January 10, 2012 letter is accurate. The Company gave Mr. Chevedden and his representative a fair opportunity to present his proposal. Ms. Grisz failed to respond when the opportunity was presented.

Because these facts have not been (and cannot be) disputed, Mr. Chevedden and his counsel seek to excuse their failure to present the proposal through two arguments. The first is an argument that an inapplicable bylaw required the chairman of the meeting to disqualify the proposal. The second is an assertion that the Company confused Ms. Grisz, largely based on two letters in a single word apparently inadvertently spoken by the chairman. Our arguments to the contrary are set forth below.

II. The Company's Bylaws Do Not Require that the Chairman Disqualify the Proposal.

Proponent's letter refers to Section 11 of the Company's Amended and Restated Bylaws, and states that, "At no time during the meeting did the chairman or anyone else seek to disqualify the Proposal from shareholder consideration or otherwise declare that the Proposal was improperly brought before the Annual Meeting. Neither did the chairman state that the Proposal shall not be transacted." The Company does not dispute these statements. What it does dispute is any obligation on the part of the chairman to disqualify the proposal given Ms. Grisz's failure to present it.

Article II, Section 11 of the Company's bylaws contains the Company's advance notice provision. The full provision is excerpted and included in Exhibit A hereto. This provision outlines the advance notice requirements for presentation of business by a shareholder at an annual meeting, and mandates that the chairman shall not allow business to be brought before an annual meeting if the Company was not given the requisite advance notice "in accordance with the provisions of this Section 11." Only upon determination that the requirements of Section 11 have not been met does the chairman have any responsibility to declare a matter not properly brought before the meeting.

This provision is wholly inapplicable and irrelevant to the situation at hand. When submitting his proposal, Mr. Chevedden complied with the advance notice provision contained in the Company's bylaws. There is no provision in the Company's bylaws or otherwise that requires that the chairman or anyone else to disqualify a proposal because the shareholder proponent and his representative have not properly presented it when called upon to do so. To suggest that such obligation exists as a result of the language in Article II, Section 11 is erroneous.

III. The Proposal Was Presented Clearly and In Order.

Ms. Grisz had a clear and understandable opportunity to present Mr. Chevedden's proposal, which she failed to do. We cannot to speak to her state of mind, and it is possible that she may have been confused, but the Company does not believe that there is good reason for her to have been confused.

We note as a preliminary matter that Mr. Chevedden has not presented proof of his version of the events that transpired at the meeting. As previously discussed, neither he nor his attorneys were present at the meeting. Nor has he submitted an affidavit from Ms. Grisz regarding the facts of the meeting as she saw them. To the contrary, the record is crystal clear based on contemporaneous audio and video recordings as to what occurred at the meeting.

We believe that the video recording of the meeting in particular makes clear that there should not have been room for confusion on the part of Ms. Grisz. This video recording will be accessible at https://portal.velaw.com/vefileup/VEsendReceive.asp?pwd=lpg6Jv200656 until February 14, 2012.[1] We urge the Staff to view the video recording because we believe that it proves that the Company's version of events with respect to the 2011 annual meeting are consistent with what the Company has presented and are indisputable. In particular, we believe that the video clearly establishes that:

(1) There was only one shareholder proposal before the meeting – Mr. Chevedden's. [See minute 07:25 in the video]

(2) This proposal was presented in the order in which it appeared in the Company's proxy statement – following the proposal regarding ratification of the Company's independent auditors. [See minute 07:25 in the video]

Again, Proponent's letter acknowledges that "...the chairman submitted the Proposal in the same manner as he submitted the meeting's other business, including the election of directors and the approval of the Company's independent auditor." In fact, the proposal was actually given more prominence due to its nature.

(3) The proposal was clearly identified, other than that the chairman seems to say "si<u>ng</u>le" majority vote rather than "si<u>mp</u>le" majority vote. [See minute 07:28 in the video]

[1] A DVD containing this video recording (and identical to what is available for viewing at the link above) has also been sent to the Staff via overnight delivery.

(4) After asking whether the shareholder or his authorized representative was present, the chairman paused for approximately five seconds with no response. Furthermore, as evidenced by the video, Ms. Grisz appeared to be distracted with other reading materials (she is the woman in the second row to the very far left of the screen shot with long dark hair and a black dress). [See minute 07:35 in the video]

(5) It was obvious to those in the meeting room what the chairman had asked, as evidenced by the number of attendees that turned and looked around the room for someone to stand up and present the proposal. [See minute 07:35 in the video]

(6) After the opportunity for presentation and discussion of the proposal, after the polls had been declared open for voting at the meeting, and after the chairman proceeded with his prepared remarks on the operations of the Company, Ms. Grisz can be observed leaving her seat, presumably to approach a member of the Company's investor relations team. [See minute 08:35 in the video]

She did not do so "immediately" as Proponent's letter alleges, nor did she ever attempt to get the attention of the chairman, another person at the podium, anyone holding a microphone for shareholder use or anyone at the table at which the inspector of election was seated.

(7) Later in the meeting, the chairman again made a call for questions from those in attendance, at which time Ms. Grisz remained absent from the meeting room. [See minute 25:27 in the video]

As Proponent's letter concedes, Ms. Grisz did not return to the meeting room until such time as the meeting was being adjourned. [Which adjournment occurs at minute 39:48 in the video]

In sum, Ms. Grisz simply missed her opportunity to speak despite being given ample opportunity to do so, and Mr. Chevedden has not shown good cause for her having failed to do so.

IV. Conclusion

Because Mr. Chevedden has been unable to show good cause as to why his proposal was not properly presented by him or his qualified representative at the 2011 annual meeting, the Company believes the Proposals are excludable pursuant to Rule 14a-8(h)(3) and respectfully requests that the Staff concur with the Company's view on this basis. The Company plans to file a preliminary proxy statement on or about March 9, 2012, and would appreciate resolution of this matter prior to such date.

Should the Staff disagree with our conclusions regarding the exclusion of the Proposals, or should the Staff desire any additional information in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the Staff's issuance of its response. Should the Staff have any other questions regarding this request, please do not hesitate to contact the undersigned at (214) 220-7860 or Mark Shaw, Associate General Counsel, Corporate & Transactions of the Company, at (214) 792-6143. The Company requests respectfully that, in the interest of time, the Staff send a copy of its response via email to the undersigned at rkimball@velaw.com, to Mr. Shaw at the Company at mark.shaw@wnco.com, to Mr. Chevedden at FISMA & OMB Memorandum M-07-16 and to Mr. Goldberg at jgoldberg@faruqilaw.com.

Very truly yours,

Robert L. Kimball

Attachments

cc: Mark Shaw, Esq. [Company]
John Chevedden [Proponent]
Jacob Goldberg, Esq. [Proponent's Counsel]

EXHIBIT A

Article II, Section 11 of the Company's Amended and Restated Bylaws

Section 11. *Notice of Shareholder Business:* At an annual meeting of shareholders, only such business shall be conducted as shall have been brought before the meeting (i) by or at the direction of the Board of Directors or (ii) by any shareholder of the corporation who complies with the notice procedures set forth in this Section 11. For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation, not less than sixty (60) days nor more than ninety (90) days prior to the meeting; provided, however, that in the event that less than thirty (30) days' notice or prior public disclosure of the date of the meeting is given or made to the shareholders, notice by the shareholder to be timely must be received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A shareholder's notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the annual meeting the following information: (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (b) the name and address, as they appear on the corporation's books, of the shareholder proposing such business; (c) the number of shares of the corporation which are beneficially owned by the shareholder; and (d) any material interest of the shareholder in such business. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 11. The chairman of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section 11, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. Notwithstanding the foregoing provisions of this Section 11, a shareholder seeking to have a proposal included in the corporation's proxy statement shall comply with the requirements of Regulation 14A under the Securities Exchange Act of 1934, as amended (including, but not limited to, Rule 14a-8 or its successor provision).

FARUQI & FARUQI, LLP
ATTORNEYS AT LAW
101 GREENWOOD AVENUE, SUITE 600
JENKINTOWN, PA 19046
(215) 277-5770
TELECOPIER: (215) 277-5771
WEBSITE: www.faruqilaw.com

January 19, 2012

VIA EMAIL – shareholderproposals@SEC.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

On behalf of our client, John Chevedden, a current shareholder of Southwest Airlines, Co. ("Southwest" or the "Company"), we submit this letter in response to the January 10, 2012 letter by Robert L. Kimball of Southwest seeking to bar Mr. Chevedden for a two year period under Rule 14a-8(h)(3) of Regulation 14A from submitting shareholder proposals. As described herein, Southwest's representation as to the events which transpired at the 2011 Annual Meeting are in dispute. Moreover, the Chairman of Southwest failed to comply with the Company's own Amended and Restated Bylaws conducting the Annual Meeting. Accordingly, Southwest's attempt to bar Mr. Chevedden from submitting shareholder proposals in 2012 and 2013 must be denied and Mr. Chevedden's proposal must be included in Southwest's 2012 Proxy Materials.

On May 17, 2011, Mr. Chevedden informed Ron Ricks, the Company's Corporate Secretary, that his authorized representative, Taryn Grisz, would attend the Annual Meeting to present the Proposal. On May 18, 2011, approximately 45 minutes prior to the commencement of the Company's Annual Meeting, Ms. Grisz presented herself to the registration desk, identifying herself and advising the representatives that she was there to speak on behalf of Mr. Chevedden regarding Proposal 5. She was not asked to sign in, but did so subsequently.

However, a transcription of the webcast of the Company's annual meeting reveals the confusion with which the proposals in general were presented, including skipping over Proposals 1 though 3 and misidentifying the Proposal:

> Gary Kelly: So now for the formal business for this morning meeting at the table to my left is to my left is Jim Gone. Jim has been appointed to act as inspector of elections on behalf of Broadridge financial solutions. If you are a registered shareholder and have not turned in your proxy card you may submit your proxy card to Mr. Gone at this time. If you are a registered shareholder and wish to vote in person we will be distributing ballots shortly. Ron Ricks is acting as secretary for this meeting and Mr. Ricks will you give your report please sir.

> Ron Ricks: Thank you Gary. I have received an affidavit of Distribution from Broadridge certifying that the Proxy materials for this meeting were distributed to our shareholders commencing on April 15, 2011. The list of our shareholders of record is at the inspector of elections table to my left and will be kept open during the meeting for inspection by any shareholder. The list has also been available for inspection at these offices for at least ten days prior to this meeting. In addition, the inspector of election has signed an oath of office and has determined that the holders of more than the majority of the shares and entitled to vote at this meeting are present in person or by proxy. This is sufficient for quorum to conduct business.
>
> Gary Kelly: Thank you Ron I declare that this meeting is duly constituted and convened. As stated in the notice of the meeting, there are five proposals to be voted on this morning, each of which is discussed in detail in the proxy statement. Regarding proposal number 4, ratification of the selection of Ernst and Young as the company's independent auditors for the fiscal year ending December 31, 2011, David Heselton our audit partner and Brandon Rallen our insurance senior manager are present and available to respond to appropriate questions. Ernst & Young also serve as the company's independent auditors for the year 2010. Mr. Heselton and Mr. Rallen may make a statement at this time if they so desire. Are there any questions for Ernst & Young? With respect to proposal number 5 regarding adoption of the ***single*** majority vote, is the shareholder proponent or his authorized representative present? Is there any shareholder discussion of the matters before the meeting or any questions for Ernst & Young? As there are no questions, a vote on all proposals will be taken at this time. I hereby declare the polls open for voting, if you're a registered shareholder or hold a proxy for registered shareholder and would like a ballot to vote in person, please raise your hand or if you have already voted by proxy and do not wish to change your vote you will not need a ballot. So while the voting is taking place I would like to take the opportunity to report to you on the current status and operations of the company.

Once Ms. Grisz heard this, she realized that the Proposal had been misidentified, causing her to miss her opportunity to speak, and immediately approached a female Southwest representative, who on information and belief is thought to be Helen Bateman, and asked when she would be allowed to speak on Proposal 5. The representative left for 10-15 minutes and upon her return, informed Ms. Grisz that she had conferred with an attorney and that Ms. Grisz had missed her opportunity to speak. Ms. Grisz exited to contact Mr. Chevedden, and upon her return to the meeting, determined that the meeting was being adjourned.

On May 24, 2011, the Company filed a Current Report on Form 8-K with the Securities and Exchange Commission, detailing the matters voted on by the shareholders at the Company's Annual Meeting and the votes received for each of those matters. The 8-K states that Southwest shareholders approved the Proposal by a tally of 399,756,879 votes in favor of the proposal, 212,655,095 votes against the proposal, 1,655,687 abstentions and 78,990,651 broker non-votes. The 8-K also states that the Proposal "was not submitted to a vote at the Annual Meeting of Shareholders ***because the proponent failed to properly present the proposal personally or through a qualified representative at the meeting***." (Emphasis added).

However, as required by Section 11 of the Company's own Amended and Restated Bylaws "[t]he chairman of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section 11, and if he should so determine, ***he shall so declare to the meeting*** and any such business not properly brought before the meeting shall not be transacted." (Emphasis added). At no time during the meeting did the chairman or anyone else seek to disqualify the Proposal from shareholder consideration or otherwise declare that the Proposal was improperly brought before the Annual Meeting. Neither did the chairman state that the Proposal shall not be transacted. On the contrary, the chairman submitted the Proposal in the same manner as he submitted the meeting's other business, including the election of directors and the approval of the Company's independent auditor.

Since the filing of the Form 8-K, we have been attempting to obtain clarification and certain assurances from Southwest with respect to the manner in which the meeting was conducted, as well as the ability of Mr. Chevedden to submit shareholder proposals. Copies of the relevant correspondence and the Company's responses are attached as Exhibits A though D.

We respectfully request that Mr. Chevedden's proposal be included in Southwest's 2012 Proxy Materials, and that Southwest's attempt to bar Mr. Chevedden from submitting shareholder proposals in 2012 and 2013 be denied.

Very truly yours,

JACOB A. GOLDBERG

cc: Robert L. Kimball
rkimball@velaw.com
Mark Shaw
mshaw@wnco.com
John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

FARUQI & FARUQI, LLP
ATTORNEYS AT LAW
101 GREENWOOD AVENUE, SUITE 600
JENKINTOWN, PA 19046
(215) 277-5770
TELECOPIER: (215) 277-5771
WEBSITE: www.faruqilaw.com

July14, 2011

Via Federal Express

Cary C. Kelly, Chairman
David W. Biegler
Douglas H. Brooks
William H. Cunningham
John G. Denison
Nancy B. Loeffler
John T. Montford
Thomas M. Nealon
Daniel D. Villanueva
c/o Southwest Airlines Co.
2702 Love Field Drive
Dallas, TX 75235

Re: Shareholder Demand Relating to Shareholder Proposal Presented by John Chevedden at 2011 Annual Meeting

Members of the Board of Southwest Airlines Co.:

Pursuant to Texas Business Organizations Code §21.553, we write on behalf of John Chevedden, a current shareholder of Southwest Airlines Co. ("Southwest" or the "Company"). Mr. Chevedden has been a shareholder of the Company since November 18, 1997, and was a shareholder as of December 9, 2010, the date Mr. Chevedden submitted a shareholder proposal (the "Proposal") to be considered at the Company's 2011 annual meeting (the "Annual Meeting"). Pursuant to Tex Bus. Orgs. Code §21.553, on Mr. Chevedden's behalf, we demand that Southwest take certain actions detailed below in response to the Chevedden Shareholder Proposal.

On December 9, 2010, Mr. Chevedden presented the Proposal to the Company for inclusion in the annual proxy statement and presentation at the Company's Annual Meeting. Through the Proposal, Mr. Chevedden sought to amend the Company's bylaws, mandating that each shareholder vote calling for a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal. On April 15, 2011, the Company disseminated to shareholders of record its annual proxy, containing the Proposal.

On May 17, 2011, Mr. Chevedden informed Ron Ricks, the Company's Corporate Secretary, that his authorized representative, Taryn Grisz, would attend the Annual Meeting to present the Proposal. On May 18, 2011, approximately 45 minutes prior to the commencement of the

Company's Annual Meeting, Ms. Grisz presented herself to the appropriate representatives at the Company's Annual Meeting.

A transcription of the webcast of the Company's annual meeting reveals the following:

Gary Kelly: So now for the formal business for this morning meeting at the table to my left is to my left is Jim Gone. Jim has been appointed to act as inspector of elections on behalf of Broadridge financial solutions. If you are a registered shareholder and have not turned in your proxy card you may submit your proxy card to Mr. Gone at this time. If you are a registered shareholder and wish to vote in person we will be distributing ballots shortly. Ron Ricks is acting as secretary for this meeting and Mr. Ricks will you give your report please sir.

Ron Ricks: Thank you Gary. I have received an affidavit of Distribution from Broadridge certifying that the Proxy materials for this meeting were distributed to our shareholders commencing on April 15, 2011. The list of our shareholders of record is at the inspector of elections table to my left and will be kept open during the meeting for inspection by any shareholder. The list has also been available for inspection at these offices for at least ten days prior to this meeting. In addition, the inspector of election has signed an oath of office and has determined that the holders of more than the majority of the shares and entitled to vote at this meeting are present in person or by proxy. This is sufficient for quorum to conduct business.

Gary: Thank you Ron I declare that this meeting is duly constituted and convened. As stated in the notice of the meeting, there are five proposals to be voted on this morning, each of which is discussed in detail in the proxy statement. Regarding proposal number 4, ratification of the selection of Ernst and Young as the company's independent auditors for the fiscal year ending December 31, 2011, David Heselton our audit partner and Brandon Rallen our insurance senior manager are present and available to respond to appropriate questions. Ernst & Young also serve as the company's independent auditors for the year 2010. Mr. Heselton and Mr. Rallen may make a statement at this time if they so desire. Are there any questions for Ernst & Young? With respect to proposal number 5 regarding adoption of the single majority vote, is the shareholder proponent or his authorized representative present? Is there any shareholder discussion of the matters before the meeting or any questions for Ernst & Young? As there are no questions, a vote on all proposals will be taken at this time. I hereby declare the polls open for voting, if you're a registered shareholder or hold a proxy for registered shareholder and would like a ballot to vote in person, please raise your hand or if you have already voted by proxy and do not wish to change your vote you will not need a ballot. So while the voting is taking place I would like to take the opportunity to report to you on the current status and operations of the company.

On May 24, 2011, the Company filed a Current Report on Form 8-K with the Securities and Exchange Commission, detailing the matters voted on by the shareholders at the Company's Annual Meeting and the votes received for each of those matters. The 8-K states that Southwest shareholders approved the Proposal by a tally of 399,756,879 votes in favor of the proposal, 212,655,095 votes against the proposal, 1,655,687 abstentions and 78,990,651 broker non-votes. The 8-K also states that the Proposal "was not submitted to a vote at the Annual Meeting of Shareholders ***because the proponent failed to properly present the proposal personally or through a qualified representative at the meeting***." (Emphasis added).

Section 11 of the Company's Amended and Restated Bylaws requires that "[t]he chairman of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section 11, and if he should so determine, ***he shall so declare to the meeting*** and any such business not properly brought before the meeting shall not be transacted." (Emphasis added). At no time during the meeting did the chairman or anyone else seek to disqualify the Proposal from shareholder consideration or otherwise declare that the Proposal was improperly brought before the Annual Meeting. Neither did the chairman state that the Proposal shall not be transacted. On the contrary, the chairman submitted the Proposal in the same manner as he submitted the meeting's other business, including the election of directors and the approval of the Company's independent auditor.

Accordingly, pursuant to Texas law, federal proxy regulations and Southwest's own Bylaws, not only was the Proposal properly before the Annual Meeting, but the shareholders ratified it. Your failure to implement a validly adopted Proposal constitutes a gross dereliction of your fiduciary duties to Southwest and its shareholders, violating the most basic principles of shareholder democracy. Mr. Chevedden demands, therefore, that you immediately take the necessary steps to revise Southwest's Bylaws to include the Proposal as ratified by shareholders. Your failure to take action within 90 days will force Mr. Chevedden to consider filing derivative action against you on behalf of Southwest.

We look forward to hearing from you.

Yours Sincerely,

Sandra G. Smith

Sandra G. Smith

cc: Emily Komlossy, Esquire
Jacob A. Goldberg, Esquire

EXHIBIT B

FARUQI & FARUQI, LLP
ATTORNEYS AT LAW
101 GREENWOOD AVENUE, SUITE 600
JENKINTOWN, PA 19046
(215) 277-5770
TELECOPIER: (215) 277-5771
WEBSITE: www.faruqilaw.com

September 21, 2011

Via Federal Express

Gary C. Kelly, Chairman
David W. Biegler
Douglas H. Brooks
William H. Cunningham
John G. Denison
Nancy B. Loeffler
John T. Montford
Thomas M. Nealon
Daniel D. Villanueva
c/o Southwest Airlines Co.
2702 Love Field Drive
Dallas, TX 75235

Re: Shareholder Demand Relating to Shareholder Proposal Presented by John Chevedden at 2011 Annual Meeting

Members of the Board of Southwest Airlines Co.:

We write again on behalf of John Chevedden, a long-time shareholder of Southwest Airlines Company ("Southwest" or "Company"). On September 20, 2011, you caused Southwest to file with the Securities Exchange Commission ("SEC") a Current Report on Form 8-K, containing a false and misleading "Regulation FD Disclosure." In that Form 8-K, tacitly in response to Mr. Chevedden's July 14, 2011 demand letter ("Demand"), you stated:

> As previously disclosed, at the 2011 Annual Meeting of Shareholders of Southwest Airlines Co., a Texas corporation (the "Company"), a Shareholder proposal requesting that the board of directors (the "Board") of the Company take the steps necessary so that each Shareholder voting requirement affecting the Company that calls for a greater than simple majority vote be changed to a majority of votes cast for and against the proposal was not submitted to a vote because the proponent failed to properly present the proposal personally or through a qualified representative at the meeting. Nevertheless, in its Current Report on Form 8-K filed on May 24, 2011, the Company disclosed the vote the proposal would have received had it been properly

> presented, which reflected that the proposal would have received a majority of the votes cast thereon as well as a majority of the outstanding shares entitled to vote thereon.
>
> ***Despite the fact that the proposal was not properly presented***, in light of the advisory votes on the proposal, the Board has unanimously voted in favor of and intends to submit a proposed amendment to the Company's Articles of Incorporation for approval at the Company's 2012 Annual Meeting of Shareholders. The amendment would lower the required vote with respect to future charter amendments, mergers and certain other fundamental corporate matters from two-thirds of the outstanding shares entitled to vote thereon (as currently required under Texas law absent a provision in the charter to the contrary) to a simple majority of outstanding shares entitled to vote thereon (as Texas law does not permit the vote threshold with respect to these matters to be below a majority of the outstanding shares entitled to vote thereon). (Emphasis Added).

On behalf of Mr. Chevedden, we appreciate the Board's reconsidering its blatant disregard of the will of Southwest shareholders. Unfortunately, your disclosure of this incident in your September 20, 2011 Current Report is as materially false and misleading as your initial disclosure of the incident in the Current Report on Form 8-K that you caused the Company to file with the SEC on May 24, 2011. In addition, the ramifications of this continuing misrepresentation have broad implications for Mr. Chevedden and all Southwest shareholders.

The record in this case is clear and unequivocal. Mr. Chevedden properly presented his shareholder proposal, and his representative was present at the meeting and properly presented herself to Southwest personnel. As we noted in Mr. Chevedden's Demand, Southwest's Bylaws require the chairman to "determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section 11, and if he should so determine, ***he shall so declare to the meeting*** and any such business not properly brought before the meeting shall not be transacted." (Emphasis added). At no time during the meeting did Gary C. Kelly, Chairman of Southwest's Board, declare the proposal "not properly brought before the meeting." That failure, of course, is dispositive of the issue of whether Mr. Chevedden properly presented his shareholder proposal. That you allowed Chairman Kelly purposely or recklessly to subvert the shareholder voting process is damning. That you have publicly misled Southwest shareholders about the circumstances surrounding Mr. Chevedden's shareholder proposal – in a transparent attempt to prevent Mr. Chevedden from submitting shareholder proposals for the next two years – is actionable.

Thus, we urge you to correct your materially false and misleading disclosures of May 24, 2011 and September 20, 2011, acknowledging that Mr. Chevedden properly presented his shareholder proposal and that the shareholders ratified that proposal at the May 18, 2011 Annual Meeting. In addition, please acknowledge to Mr. Chevedden that he is not subject to the restrictions of 17 C.F.R. §240.14a-8(h)(3) and that he is permitted to continue to present shareholder proposals.

We look forward to hearing from you.

Yours Sincerely,

Jacob A. Goldberg

cc: Emily Komlossy, Esquire
Sandra G. Smith, Esquire
John Chevedden

EXHIBIT C

THOMPSON & KNIGHT LLP

ATTORNEYS AND COUNSELORS
1722 Routh Street, Suite 1500
Dallas, Texas 75201-2533
214.969.1700
www.tklaw.com

Austin
Dallas
Detroit
Fort Worth
Houston
New York

Algiers
London
Mexico City
Monterrey
Paris

Direct Dial: 214.969.1103
Direct Fax: 214.880.3253
E-Mail: timothy.mccormick@tklaw.com

October 7, 2011

Via e-Mail: jgoldberg@faruqilaw.com
Via Federal Express

Jacob A. Goldberg, Esq.
Faruqi & Faruqi, LLP
101 Greenwood Avenue, Suite 600
Jenkintown, PA 19046

Re: Shareholder Demand Served Upon Southwest Airlines Co.

Dear Mr. Goldberg:

We are counsel for Southwest Airlines Co. ("Southwest") and acknowledge receipt of your July 14, 2011 shareholder demand.

On September 14, 2011, pursuant to Section 21.554 of the Texas Business Organizations Code, the independent and disinterested directors of the Board of Directors of Southwest voted affirmatively to conduct an inquiry and review, and to take action with respect to the derivative demand letter.

The independent and disinterested directors intend to conduct an active review of the allegations made in the derivative demand letter, and will notify you when the review is completed and a determination is made regarding what further action, if any, should be taken.

If you would like to discuss this matter, feel free to give me a call.

Very truly yours,

Timothy R. McCormick

TRM:ns
516441 000020 DALLAS 2789671.2

EXHIBIT D

FARUQI & FARUQI, LLP
ATTORNEYS AT LAW
101 GREENWOOD AVENUE, SUITE 600
JENKINTOWN, PA 19046
(215) 277-5770

TELECOPIER: (215) 277-5771
WEBSITE: www.faruqilaw.com

November 2, 2011

Via Email and Federal Express

Timothy R. McCormick, Esq.
THOMPSON & KNIGHT, LLP
1722 Routh Street, Suite 1500
Dallas, TX 75201-2533

Re: Shareholder Demand Relating to Shareholder Proposal Presented by John Chevedden at 2011 Annual Meeting

Dear Mr. McCormick:

I thank you for your letter of October 7, 2011, informing us that as of September 14, 2011, the independent and disinterested directors of the Board of Directors of Southwest Airlines Co. ("Southwest") "intend to conduct an active review of the allegations made in the derivative demand letter" on behalf of Mr. Chevedden.

To date, Southwest has failed to correct the false and misleading position, stated in its Current Report on Form 8-K filed with the Securities and Exchange Commission on September 20, 2011, that Mr. Chevedden's proposal was not properly presented at the Southwest 2011 Annual Meeting of Shareholders.

On behalf of Mr. Chevedden, please inform us ***on or before November 11, 2011***, whether Southwest also maintains the position, based on 17 C.F.R. 240.14a-8(h)(3), that Southwest is permitted to exclude from its proxy materials all proposals presented by Mr. Chevedden for any meeting held in the following two calendar years. According to Southwest's Schedule DEF14A filed with the Securities and Exchange Commission on April 15, 2011, shareholder proposals to be considered at the 2012 Annual Meeting of Shareholders must be received by Southwest no later than December 17, 2011.

Thus, we urge Southwest to correct its materially false and misleading disclosures of May 24, 2011 and September 20, 2011, acknowledge that Mr. Chevedden properly presented his shareholder proposal and that the shareholders ratified that proposal at the May 18, 2011 Annual Meeting. In addition, please acknowledge to Mr. Chevedden that he is not subject to the restrictions of 17 C.F.R. §240.14a-8(h)(3) and that he is permitted to continue to present shareholder proposals. In light of the looming deadline for shareholder proposals, time is of the essence. If Southwest does not take the requested action, we are prepared to pursue legal action on behalf of Mr. Chevedden.

We look forward to hearing from you.

Yours Sincerely,

Sandra G. Smith

cc: Emily Komlossy, Esquire (via e-mail only)
Jacob A. Goldberg, Esquire (via e-mail only)
John Chevedden (via e-mail only)

Vinson&Elkins

Robert L. Kimball rkimball@velaw.com
Tel 214.220.7860 Fax 214.999.7860

January 10, 2012

By Email

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Southwest Airlines Co. Shareholder Proposal Submitted by John Chevedden, dated December 7, 2011

Ladies and Gentleman:

On behalf of our client Southwest Airlines Co., a Texas corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) of Regulation 14A promulgated under the Securities Exchange Act of 1934 (each rule promulgated thereunder, a "Proxy Rule") to request respectfully that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") concur with the Company's view that, for the reasons stated below, (i) the shareholder proposal submitted by Mr. John Chevedden (the "Proponent") on December 7, 2011, regarding shareholder action by written consent (including the supporting statement contained therein, the "2012 Proposal") may properly be omitted from the proxy materials (the "2012 Proxy Materials") that the Company will distribute in connection with its 2012 annual meeting of shareholders (the "2012 Annual Meeting"); and (ii) any shareholder proposal (a "2013 Proposal" and together with the 2012 Proposal, the "Proposals") submitted by or on behalf of the Proponent with respect to the Company's 2013 annual meeting of shareholders (the "2013 Annual Meeting" and together with the 2012 Annual Meeting, the "Annual Meetings") may properly be omitted from the proxy materials (the "2013 Proxy Materials" and together with the 2012 Proxy Materials, the "Proxy Materials") that the Company will distribute in connection with the 2013 Annual Meeting.

The Company intends to file its preliminary 2012 Proxy Materials on or about March 9, 2012, and to file its definitive 2012 Proxy Materials on or about April 5, 2012. In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are emailing this letter and the exhibits hereto (which include a copy of the letter dated December 7, 2011, from the Proponent, including the 2012 Proposal, attached hereto as Exhibit A) to the Staff at shareholderproposals@sec.gov. Because we are submitting this request electronically pursuant to SLB 14D, we are not enclosing six copies of this correspondence as is ordinarily required by Proxy Rule 14a-8(j)(2). In accordance with Proxy Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponent by email.

I. The Company May Exclude the Proposals Pursuant to Rule 14a-8(h)(3).

In accordance with Proxy Rule 14a-8, the Company included the Proponent's shareholder proposal (the "2011 Proposal") in the Company's proxy materials (the "2011 Proxy Materials") for its 2011 annual meeting of shareholders (the "2011 Annual Meeting"); however, neither the Proponent nor his qualified representative presented the 2011 Proposal at the 2011 Annual Meeting, nor has the Proponent provided any reason that may reasonably constitute good cause for his or his qualified representative's failure to present the 2011 Proposal. Proxy Rule 14a-8(h)(3) provides that if a proponent or his qualified representative fails to appear *and present* a proposal, *without good cause*, the Company is permitted to exclude all of the proponent's proposals from its proxy materials for any meetings held in the following two calendar years. Based on this rule, we believe that the Proposals may be excluded from the Proxy Materials.

The Proponent's 2011 Proposal was the only shareholder proposal included in the 2011 Proxy Material and on the agenda for presentation at the 2011 Annual Meeting.

The 2011 Annual Meeting was held at 10:00 a.m. Central Time on Wednesday, May 18, 2011, at the Company's headquarters in Dallas, Texas. At 10:23 p.m. Central Time on Tuesday, May 17, 2011, the Company's Secretary, Mr. Ron Ricks, received via email a letter from the Proponent authorizing Ms. Taryn Grisz, who was not previously known to senior officials of the Company, to present the 2011 Proposal on the Proponent's behalf at the 2011 Annual Meeting. A copy of the letter is attached hereto as Exhibit B. The Proponent's proposal was the only shareholder proposal included in the 2011 Proxy Materials.

At approximately 10:00 a.m. Central Time on Wednesday, May 18, 2011, Mr. Gary Kelly, the Company's Chairman of the Board, President and Chief Executive Officer, called the 2011 Annual Meeting to order. The Company estimates that there were approximately 450 individuals in attendance. As part of his prepared remarks for the 2011 Annual Meeting, Mr. Kelly stated that there were five proposals to be voted on, each of which was discussed in detail in the proxy statement. Mr. Kelly then specifically called out proposals four and five in order to address the regulatory requirements associated with these proposals. First, to address Item 9 of Schedule 14A (that the Company's independent auditors be able to make a statement if so desired and that they be available to answer questions), Mr. Kelly stated that, regarding proposal number four – ratification of the selection of Ernst & Young as the Company's independent auditors for the fiscal year ending December 31, 2011, representatives of Ernst & Young were present and available to respond to questions. In addition, Mr. Kelly offered the representatives of Ernst & Young an opportunity to make a statement if they so desired.

After presenting the fourth proposal, to address Proxy Rule 14a-8(h)(1) (governing a proponent's obligation to present his or her proposal), at approximately seven minutes into the meeting Mr. Kelly asked the following: "With respect to proposal number five, regarding adoption of a [single][1] majority vote, is the shareholder proponent or his authorized representative present?" No one at the 2011 Annual Meeting spoke, stood up, raised his or her hand to be recognized, approached the ushers to obtain a microphone, or otherwise responded to Mr. Kelly's request. After pausing for some time with no response, Mr. Kelly then asked the following: "Is there any shareholder discussion of the matters before the meeting or any questions for Ernst & Young?" Again, no one responded to Mr. Kelly's request. Mr. Kelly then declared the polls open for voting, after which he again paused to allow additional time for registered shareholders to obtain a ballot to vote in person if so desired. Mr. Kelly then proceeded with his prepared remarks on the operations of the Company, as has been customary at this stage of the Company's annual meetings to allow time for submission of any in-person votes and any additional vote tabulation.

After Mr. Kelly began his business update, a woman approached a member of the Company's investor relations team and explained that she was sent by Mr. Chevedden to present the shareholder proposal. The woman stated that she "was told to go after proposal four." The Company official reviewed the meeting script to confirm that both proposal four and proposal five had been presented in the proper order in accordance with Mr. Kelly's prepared remarks. The Company official then explained to the woman that Mr. Kelly had indeed presented proposal four, after which he had proceeded to proposal five and asked if the shareholder or any representative for the shareholder was present. The Company official further explained to the woman that this had been her opportunity to speak. During the course of the conversation, the woman made the following remark: "This is so embarrassing." After discussion with other Company personnel, the Company official reported back to the woman that she had lost her opportunity to present the proposal because voting was already underway. The woman responded "Okay," took her belongings and exited the meeting room.

---

[1] During the meeting, Mr. Kelly inadvertently said "single" majority vote while intending to say "simple" majority vote. The 2011 Proxy Materials clearly referred to the Proponent's proposal as being with respect to simple majority vote, and this was simply a slip of the tongue by Mr. Kelly.

Following the business update, which lasted approximately seventeen minutes, Mr. Kelly opened up the floor for questions from those in attendance. During the Q&A session, which last approximately thirteen minutes, the woman again spoke with the Company official outside of the meeting room and informed the Company official that the Proponent (who the woman said was on her cell phone) was "asking if there is a Q&A session," to which the Company official responded "Yes, it is going on right now." The woman returned to her telephone conversation in the hallway and did not rejoin the meeting at that time. While various questions were raised by shareholders regarding the Company's business operations during the Q&A session, at no point did the woman come forward in the meeting room to identify herself to the Chairman or make any remarks with respect to the 2011 Proposal. In fact, the Company official did not see the woman in the meeting room again until after the Q&A session had concluded.

As is clear from the facts set forth above, while a woman claiming to be the Proponent's representative was present during portions of the meeting, neither she nor anyone else presented the 2011 Proposal on the Proponent's behalf. The Proponent himself did not attend the 2011 Annual Meeting. We further note that the Proponent's purported representative failed to register before the meeting at the registration desk located in the lobby at the entrance to the meeting room, did not present proper credentials or identification to any Company official at any time, and disappeared from the meeting room for large portions of the meeting, during which she was observed by Company personnel and security video to be engaged in texting or emailing and telephone conversations on her cell phone, presumably with the Proponent. In addition, before exiting the building, the woman requested to sign the meeting register (which indicates her awareness that she should have done so prior to the meeting but had not). The Company allowed her to do so. She wrote the name "Taryn Grisz," and Company personnel noted the time of her execution of the register (10:47 a.m.) thereon.

The Proponent has submitted and presented shareholder proposals at the Company for eight of the last ten years. The Company has consistently included the Proponent's proposals in its proxy materials and allowed the Proponent or his representative an opportunity to present these proposals at its annual shareholder meetings. The Company did not change its meeting process for this meeting in any way relevant to the Proponent's opportunity to present the 2011 Proposal. In this case, however, the Proponent and his representative failed to follow the simple procedures the Proponent had successfully followed in prior years to properly present his proposals. Ample opportunity was given for the 2011 Proposal to be presented before the polls were opened, yet the Proponent and his representative failed to do so.

Despite the fact that the 2011 Proposal was not properly presented, the Company reported in Item 5.07 of its Current Report on Form 8-K filed on May 24, 2011, what the vote on the 2011 Proposal would have been had the 2011 Proposal been properly presented. In addition, the Company announced in a Current Report on Form 8-K filed on September 20, 2011, that in light of the advisory votes on the 2011 Proposal, the Company's board of directors unanimously voted in favor of and intends to submit a proposed amendment to the Company's Articles of Incorporation for approval at the 2012 Annual Meeting that would lower the required vote with respect to future charter amendments, mergers and certain other fundamental corporate matters from two-thirds of the outstanding shares entitled to vote thereon (as currently required under Texas law absent a provision in the charter to the contrary) to a simple majority of outstanding shares entitled to vote thereon (as Texas law does not permit the vote threshold with respect to these matters to be below a majority of the outstanding shares entitled to vote thereon). As such, the Company plans to file a preliminary proxy statement on or about March 9, 2012.

The Staff has consistently taken the position that the failure by a proponent or a proponent's qualified representative to present a proposal is grounds for exclusion of that proponent's proposals for the following two calendar years. For example, the Staff took this position in each of *Hubbell Incorporated* (available January 7, 2004), *Raytheon Co.* (available January 22, 2003) and *PACCAR Inc.* (available February 11, 2000). In each, a proponent's representative failed to present the proponent's proposal when the chairman of the meeting asked the proponent or his representative to do so. See also *FleetBoston Financial Corp.* (available January 3, 2002) and *Masco Corp.* (available March 20, 2001). The Staff has even determined that this defect is not cured where the proposal is actually presented at the meeting by an unrelated attendee and voted upon by the shareholders. See *Safeway Corp.* (available March 7, 2002), *Eastman Chemical Company* (available February 27, 2001), *Entergy Corporation* (available February 9, 2001), *Lucent Technologies Inc.* (available September 21, 1999), *Excalibur Technologies Corporation* (available May 4, 1999), *Kohl's Corporation* (available March 12, 1999) and *Mobil Corporation* (available September 3, 1998).

II. Conclusion.

To date, the Proponent has been unable to show good cause as to why the 2011 Proposal was not properly presented by him or his qualified representative. For this reason as well as the supporting facts set forth above, the Company believes the Proposals are excludable pursuant to Rule 14a-8(h)(3) because neither the Proponent nor the Proponent's qualified representative presented the 2001 Proposal at the 2011 Annual Meeting. The Company respectfully requests that the Staff concur with the Company's view on this basis.

Because the Company plans to file a preliminary proxy statement on or about March 9, 2012, we would appreciate resolution of this matter prior to such date.

Should the Staff disagree with our conclusions regarding the exclusion of the Proposals, or should the Staff desire any additional information in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the Staff's issuance of its response. The Company has preserved both a contemporaneous audio recording, which was made available on the Company's website during and after the meeting, and a video recording of the 2011 Annual Meeting, in addition to eyewitness accounts of the meeting. Should the Staff wish to view any of this information or have any other questions regarding this request, please do not hesitate to contact the undersigned at (214) 220-7860 or Mark Shaw, Associate General Counsel, Corporate & Transactions of the Company, at (214) 792-6143. The Company requests respectfully that, in the interest of time, the Staff send a copy of its response via email to the undersigned at rkimball@velaw.com, to Mr. Shaw at the Company at mark.shaw@wnco.com, and to the Proponent at FISMA & OMB Memorandum M-07-16***

Very truly yours,

Robert L. Kimball

Attachments

cc: Mark Shaw, Esq. [Company]
John Chevedden [Proponent]

V&E

EXHIBIT A

Letter and 2012 Proposal

(attached hereto)

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Gary C. Kelly
Chairman
Southwest Airlines Co. (LUV)
2702 Love Field Drive
Dallas, TX 75235
PH: 214-792-4000

Dear Mr. Kelly,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden — December 7, 2011
Date

cc: Ron Ricks
Corporate Secretary
FX: 214-792-4011
Mark Shaw <Mark.Shaw@wnco.com>
Senior Attorney
PH: 214-792-6143
FX: 214-792-6200
F: 214 792-5015
Barbara Perkins <Barbara.Perkins@wnco.com>

[LUV: Rule 14a-8 Proposal, December 7, 2011]
3* – Shareholder Action by Written Consent

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm, said our company had executive pay concerns. For example, annual bonuses for executives were from a bonus pool that was based on the executive pay committee's discretion. Individual bonuses were based on the committee's subjective evaluation of executive performance. In addition, long-term incentive pay consisted simply of time-based restricted stock units.

Equity pay given as a long-term incentive should include performance-vesting features. Finally, our company did not have a clawback policy which would allow for the recovery of unearned executive pay due to fraud or financial restatements.

The Corporate Library said we had 3 Directors who were flagged for their directorships at companies that filed for bankruptcy: Daniel Villanueva and John Montford were associated with the Fleetwood Enterprises bankruptcy and William Cunningham was associated with the Hayes Lemmerz bankruptcy.

These "bankruptcy" directors were then allowed to have a majority of the 13 director seats on our most important board committees. In fact Mr. Montford still chaired our Audit Committee. Mr. Cunningham was also on our Audit Committee and was our Lead Director.

Daniel Villanueva, age 73, continued to own no stock (no skin in the game) although he had 3-years tenure to acquire stock. Douglas Brooks and Thomas Nealon also owned no stock. Our board was the only significant directorship for 5 of our 10 directors. This could indicate a significant lack of current transferable director experience for half of our directors.

Management has yet to act on our 65% support for a 2011 proposal for simple majority vote. Adoption of this proposal will prevent 1% of shareholders from having the power to thwart the vote of 66% of shareholders.

Please encourage our board to respond positively to this proposal to support improved corporate governance and financial performance: **Shareholder Action by Written Consent – Yes on 3.***

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

V&E

EXHIBIT B

May 17, 2011 Letter from the Proponent

(attached hereto)

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Ron Ricks
Corporate Secretary
Southwest Airlines Co. (LUV)
2702 Love Field Drive
Dallas, TX 75235
PH: 214-792-4000
FX: 214-792-4011
FX: 214 792-5015

Rule 14a-8 Proposal

Dear Mr. Ricks,

In looking forward to a good annual meeting this is to authorize Taryn Grisz to present the rule 14a-8 proposal. This is to respectfully request that the company exercise its fiduciary duty to shareholders and extend every courtesy to facilitate this shareholder presentation. Also for the company to advise and alert me immediately by email and telephone if the company has any question or doubt on thus facilitating the conduct of the annual meeting, any question on this message or further requirement.

Thank you and all the best for a good meeting.

Sincerely,

John Chevedden　　　　May 17, 2011
Date

cc:
Mark Shaw <Mark.Shaw@wnco.com>
Marilyn Post <Marilyn.Post@wnco.com>